Mail Stop 3561

December 7, 2007

By U.S. Mail and facsimile to (847) 657-4392
David B. Speer
Chairman and Chief Executive Officer
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, Illinois 60026

> **Re: Illinois Tool Works Inc.**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 001-04797**

Dear Mr. Speer:

We have reviewed your response letter dated October 29, 2007 and have the following comment. Please respond to our comment by December 21, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to our prior comment 11 that you will disclose the specific items of company performance to the extent competitive harm would not result. Your response does not address the confidential treatment standard that you are required to use for evaluating whether performance target information may be omitted from disclosure. If you believe that disclosure of this information is not required because it would result in competitive harm, please provide a detailed supplemental analysis supporting your conclusion using the standard outlined in Instruction 4 to Item 402(b) of Regulation S-K. Please also refer to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel